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12060539

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC

SEC FILE NUMBER
8- 40756

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conifer Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Ferry Building, Suite 255
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter O'Connell (415) 677-5990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OUM & Co. LLP
(Name – *if individual, state last, first, middle name*)

465 California Street, Suite 700, San Francisco, CA 94104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sal Campo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conifer Securities, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title

See attached

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 28 (Date) day of February (Month), 2012 (Year), by

(1) Sal Campo (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature [signature] (Signature of Notary Public)



TAYLOR BRUNS
Commission # 1874528
Notary Public - California
San Francisco County
My Comm. Expires Dec 25, 2013

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

SEC PUBLIC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

CONIFER SECURITIES, LLC

OUM &CO. LLP

ODENBERG | ULLAKKO | MURANISHI

Accountants & Business Advisors


CONIFER

CONIFER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
WITH REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******* PUBLIC COPY *******

DECEMBER 31, 2011

CONIFER SECURITIES, LLC

TABLE OF CONTENTS

OUM &CO. LLP
DENBERG I ULLAKKO I MURANISHI
Accountants & Business Advisors

465 California Street
Suite 700
San Francisco, CA 94104
Phone: (415) 434-3744
Fax: (415) 788-2260
www.oumcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Conifer Securities, LLC

We have audited the accompanying statement of financial condition of Conifer Securities, LLC (the Company) as of December 31, 2011 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Conifer Securities, LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

OUM & Co. LLP

San Francisco, California
February 19, 2012

CONIFER SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 3,551,591
Deposits with clearing broker-dealers	650,768
Receivables from broker-dealers	986,390
Other receivables, net	721,049
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $1,315,136	932,258
Other assets	221,718
Receivables from Parent Company and affiliates, net	181,387
TOTAL ASSETS	**$ 7,245,161**

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:	
Accrued expenses	$ 2,888,832
Payables to broker-dealers	588,132
Forgivable note payable to an external party	730,560
TOTAL LIABILITIES	4,207,524
MEMBERS' CAPITAL	3,037,637
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$ 7,245,161**

See accompanying notes to the financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization and Nature of Business

Conifer Securities, LLC (the "Firm") is a limited liability company organized under the laws of the State of California. The Firm is a registered broker-dealer regulated by the Financial Industry Regulatory Authority ("FINRA"), engaging in the general securities industry. The Firm commenced its operations on March 16, 1989.

The Conifer Group, LLC (the "Parent Company") holds 99.9% of the ownership interests of the Firm. The Parent Company was formed as a California limited liability company on March 11, 2008 for the purpose of acting as a holding company. On January 1, 2010, the Firm transferred to the Parent Company net assets and operations that were not specifically related to the provision of services related to broker-dealer activities (see Note 9).

The Firm provides exceptional corporate services, quality execution, investment selection, brokerage processing and full back office support to a select group of investment managers, independent research analysts and private clients. The Firm's primary office is in San Francisco and it maintains a secondary office in New York City.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

The Firm introduces all of its trades, on a fully-disclosed basis, to other broker-dealers and is therefore exempt from SEC Rule 15c3-3 under provisions provided for in subparagraph (k)(2)(ii). The Firm recognizes all income and expenses relating to security transactions on a trade-date basis, and the net realized gain or loss on sales of securities is determined on a first-in, first-out (FIFO) cost basis.

Valuation of Investments

ASC 820-10 (previously known as Statement of Financial Accounting Standards No. 157, "Fair Value Measurements") defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. Under ASC 820-10, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.

Cash and Cash Equivalents

Cash and cash equivalents include cash balances and investments that are readily convertible to cash with maturities of three months or less at the date of purchase. For purposes of the accompanying statement of financial condition, cash and cash equivalents are defined as all checking and money market accounts deposited with

commercial banks, in addition to cash amounts held at other broker-dealers in accounts that are not designated for trading or clearing deposit purposes. Deposits held by commercial banks may, at times, exceed federally insured limits. The Firm has never experienced any losses related to these balances. All of the Firm's cash balances deposited with commercial banks were fully insured at December 31, 2011 due to a temporary federal program in effect from December 31, 2011 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and the Firm's cash balances may again exceed federally insured limits.

Receivables from Broker-Dealers

The Firm's receivables from broker-dealers consist primarily of amounts due from other broker-dealers for trades executed and cleared by these other broker-dealers. These amounts due from other broker-dealers are typically received shortly after the accounting period in which they are recorded. The Firm has not experienced any significant uncollectible accounts receivable.

Other Receivables

Other receivables consist primarily of receivables from the Firm's clients for services. The Firm extends credit to its clients in the normal course of business and performs ongoing credit evaluations of its clients, maintaining allowances for potential credit losses which, when realized, have been within management's expectations. As of December 31, 2011, the allowance for doubtful accounts was $15,635. The Firm has not experienced any significant uncollectible amounts.

Furniture, Equipment, Software Application Development and Leasehold Improvements

The cost of furniture, equipment and software application development is depreciated over the estimated useful lives of two to ten years. Depreciation and amortization are provided using the straight-line method. The Firm's capital assets at December 31, 2011 by major category are as follows:

Computer equipment	$ 152,950
Software application development	1,965,722
Furniture and fixtures	96,925
Office equipment	31,797
Less - accumulated depreciation and amortization	(1,315,136)
Net furniture, equipment and leasehold improvements	$ 932,258

Income Taxes

The accompanying statement of financial condition does not reflect a provision or liability for federal or state income taxes since under the Internal Revenue Code, a

limited liability company is a reporting entity only. The individual Members report their distributive share of the Firm's income and credits on each member's individual tax return. However, certain states and New York City in which the Firm operates impose fees and taxes at the Firm level.

Use of Accounting Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts and disclosures reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates and assumptions.

NOTE 3 – MEMBERS' CAPITAL

The Firm is a limited liability company and, as such, no Member shall have any personal liability to the Firm, any other Member or to any creditor of the Firm for the debts of the Firm beyond the amount contributed by the Member to the Firm.

At December 31, 2011, the Firm had two active classes of Members: Equity Members and Operating Members. Equity Members have voting rights, and include the Parent Company and any other Member that may be admitted as a voting member. Operating Members are actively engaged in the business of the Firm and its affiliates.

At December 31, 2011, Equity Members held $ 3,034,599 of the members' capital and received 99.9% of the profits of the Firm. Operating Members held $3,038 of the members' capital and received 0.1% of the profits of the Firm.

NOTE 4 – FORGIVABLE NOTE PAYABLE

In March 2011, in connection with the amendment of its clearing agreement, the Firm entered into a forgivable Term Promissory Note Payable Agreement with Pershing, LLC. Under the terms of the loan agreement, the principal loan amount of $750,000 is to be forgiven over a 60-month period with interest being accrued on the rolling remaining balances at prime rate plus 350 basis points. The principal loan amount is due and payable if the Firm defaults on the conditions of the Term Promissory Note Agreement and Clearing Agreement. The monthly installment of principal (but not interest) that is forgiven and deemed paid by the Firm is recorded as an offset to commission expense. At December 31, 2011, the note payable balance (including $9,727 of accrued interest) is $730,560. The amount of principal forgiven and recorded as a reduction of commission expense is $29,167.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

In January 2012, the Firm entered into a settlement agreement which resulted in a claim liability of approximately $500,000. This amount includes the claim and associated legal fees. The liability is included in accrued expenses in the accompanying statement of financial condition.

In the ordinary course of business, the Firm regularly enters into agreements for the use of quotation, trading, and other services. These agreements are typically for periods of one year or less.

The Firm has an expense sharing agreement in place with the Parent Company, whereby overhead expenses incurred by the Parent Company on behalf of the Firm are expensed as incurred (see Note 9).

NOTE 6 - NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which, among other items, requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. These rules also restrict the timing and amounts of capital withdrawals or dividends paid. At December 31, 2011, the Firm had net regulatory capital of $481,713, which was $175,095 in excess of its required net capital of 306,618 and its net capital ratio was 9.55 to 1.

NOTE 7 - PROFIT SHARING 401(k) PLAN

The Firm has adopted a Profit Sharing 401(k) Plan. The Plan is a defined contribution plan which provides for voluntary employee contributions as well as discretionary matching allocations by the employer as set forth by the Plan. The Plan covers substantially all full-time employees who meet the Plan's eligibility requirements as defined by the Plan. As of December 31, 2011, no employer contributions had been made to the Plan.

NOTE 8 - CONCENTRATIONS AND OFF-BALANCE-SHEET RISK

Concentrations

Substantially all of the amounts receivable from broker-dealers are due from four broker-dealers. Cash and securities deposited with clearing brokers and dealers are held primarily by Pershing. The amounts shown as cash and cash equivalents are held by two banks and are in excess of the FDIC insured limits.

The Firm's customers consist principally of select individuals and investment advisor companies. Commissions and fees earned from entities related to one of these investment advisor companies represented approximately 10.8% of the Firm's gross revenue for the year. Commission and floor brokerage expenses relating to this company amounted to

approximately 3.7% of the Firm's total commissions and floor brokerage expenses, and direct customer expenses related to this company amounted to approximately 20.5% of the Firm's total direct customer expenses.

Credit Risk

As a securities broker-dealer, the Firm is engaged in various trading and brokerage activities. These services are provided to a small group of investors. A portion of the Firm's securities transactions are collateralized and executed with and on behalf of other institutional investors, including other brokers and dealers. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial instrument.

Securities sold short by the Firm may give rise to off-balance sheet risk. These transactions involve an obligation to purchase such securities at a future date. The Firm records these obligations at the market value of these securities. Should the securities rise in value, it may be necessary to purchase these securities at a cost in excess of the obligation reflected in the accompanying statement of financial condition.

Periodically, the Firm is a party to option contracts. Option contracts are contractual agreements that give the purchaser the right, but not the obligation, to purchase or sell a financial instrument at a predetermined exercise price. In return for this right, the purchaser pays a premium to the seller of the option. Premiums received on option contracts sold and premiums paid on option contracts purchased are adjusted to the carrying amount of those instruments in the accompanying statement of financial condition. The Firm is exposed to off-balance sheet market risk related to written option contracts due to the possibility of unfavorable price changes.

NOTE 9 – RELATED PARTY TRANSACTIONS

Effective January 1, 2010, the Firm distributed to the Parent Company certain assets and liabilities related to services provided by the Firm that do not require registration with FINRA as securities related activities. The contracts related to these services have either been assigned to the Parent Company, or to Conifer Fund Services, LLC, an entity under common control with the Parent Company formed on August 3, 2009 and commencing operations on January 1, 2010.

In addition, assets and liabilities held by the Firm related to facilities, administrative and support functions were also transferred to the Parent Company effective January 1, 2010. The Firm's office lease agreements were also assigned to the Parent Company on January 1, 2010. These functions are now provided by the Parent Company to all of the operating entities under its control. The Firm and the Parent Company have entered into an expense sharing agreement commencing on January 1, 2010, whereby the expenses associated with these facilities, administrative and support functions are allocated to the Firm on a pro-rata basis based on the benefit derived from the Firm for these activities, and the Firm reimburses the Parent Company for its share of these allocated expenses.

The total amount of direct expenses incurred by the Firm under the expense sharing agreement for the year ended December 31, 2011 was $5,483,131, of which $5,192,086 is included in general and administrative expenses and $291,045 is included in occupancy and equipment rental on the accompanying statement of operations.

In December 2011, the Parent Company received a property tax refund from its landlord totaling $831,857 relating to years 2002 to 2011. A portion of the refund $728,572 was allocated to the Firm. This refund was recorded as a reduction in 2011 occupancy and equipment rental expenses.

The Firm has a licensing agreement with the Parent Company that grants the Firm the exclusive right to operate a trading operation that was purchased by the Parent Company in 2008. The licensing agreement calls for a fee to be paid to the Parent Company based on a portion of the net operating income of the trading operation less an allocation of overhead expenses. During 2011, certain of the terms of the licensing agreement were amended which resulted in a decrease in the fees being charged to the Firm. For the years ended December 31, 2011 and 2010, the amount of this fee was $240,000 and $643,091, respectively. The fee is included in commissions, brokerage and clearance expense in the accompanying statement of operations.

The Firm had total amounts due from the Parent Company of $374,982 at December 31, 2011 as a result of these various arrangements. This asset is included in receivable from Parent Company and affiliates, net in the accompanying statement of financial condition.

The Firm may provide services to clients who also receive services from Conifer Fund Services Ltd. ("Conifer BVI") and Conifer Fund Services, LLC ("Conifer Fund Services"), firms that are under common control of the Parent Company. In some cases the Firm invoices these mutual clients on behalf of these firms and remits to them the full amount of these collections. At December 31, 2011, the Firm had $109,469 of fees payable to Conifer BVI, and $84,126 payable to Conifer Fund Services that had been invoiced by the Firm on behalf of each firm respectively. These liabilities are included in receivables from Parent Company and affiliates, net in the accompanying statement of financial condition.

The Firm entered into a receivables purchase agreement with the Parent Company, whereby the Parent Company purchases from the Firm trade receivables related to service fee revenue not attributable to trading-related services. At December 31, 2011, the amount of $349,930 netted against other receivables in the accompanying statement of financial condition relates to receivables purchased by the Parent Company in 2009.

NOTE 10 – SUBSEQUENT EVENTS

The Firm has evaluated subsequent events through February 19, 2012 and has determined that there are no material subsequent events to disclose.